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                          UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 12B-25

                   NOTIFICATION OF LATE FILING

                Commission File Number:  0-17187

                          Cusip: 541402



(CHECK ONE):

          [ ] Form 10-K and 10-KSB

          [ ] Form 11-K

          [ ] Form 20-F

          [ ] Form 10-Q and Form 10-QSB

          [ ] Form N-SAR

For Period Ended:

          [X] Transition Report on Form 10-K and Form 10-KSB

          [ ] Transition Report on Form 20-F

          [ ] Transition Report on Form 11-K

          [ ] Transition Report on Form 10-Q and Form 10-QSB

          [ ] Transition Report on Form N-SAR

For the Transition Period Ended:  September 30, 1998



READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

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Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                             PART I

                     REGISTRANT INFORMATION



Full Name of Registrant:           Logic Devices Incorporated

Address of Principal Executive Office:  1320 Orleans Drive

 City, State and Zip Code:              Sunnyvale,  CA   94089



                             PART II

                    RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [X]  (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

      [X]   (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [X]   (c)  The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.

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                            PART III

                            NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant expects to receive its audited financial statements for the year ended September 30, 1998, on or about January 1, 1999. Because the Registrant will not have received its financial statements until such date, the Registrant is unable to complete its Transition Report on Form 10-K referenced within the prescribed time period.


                             PART IV

                        OTHER INFORMATION

      (1) Name and telephone number of person to contact in regards to this notification

               Mary C. deRegt                    (408) 542-5432

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the Answer is no, identify report(s).

               [X] Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [ ] Yes      [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Logic Devices Incorporated has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 22, 1998

                                        By:  /s/ Mary C. deRegt

                                        Mary C. deRegt, CFO

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INSTRUCTION:  The Form may be signed by an executive officer  of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

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                           EXHIBIT  1

                         BDO Seidman LLP

                         BDO Seidman LLP
                  Certified Public Accountants

                        December 22, 1998

The Board of Directors Logic Devices Incorporated:



In the performance of our examination of the consolidated balance sheet of Logic Devices Incorporated as of September 30, 1998 and the related consolidated statements of income, shareholder's equity and cash flows for the year then ended, we encountered certain delays in obtaining information from various third parties which has prevented us from completing a timely filing of the Company's Form 10-K. We request an extension in order to prepare a complete and accurate Form 10-K filing.



                                        /s/  BDO Seidman LLP

                                        BDO Seidman LLP

San Jose, California
December 22, 1998
970 South Second Street, Suite 100, San Jose, California  95113-2602
(408) 278-0220  Fax (408) 278-0230
Member American Institute of Certified Public Accountants

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